SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE COMPANHIA SIDERURGICA NACIONAL BOARD OF DIRECTORS’ EXTRAORDINARY MEETING, HELD ON AUGUT 3, 2006, WRITTEN AS A SUMMARY

NIRE: 33300011595

1. Date: August 3, 2006.

2. Time: 5:00 p.m.

3. Venue: Av. Brig. Faria Lima, 3400, 20th floor, São Paulo, SP..

4. Attendees: Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Mauro Molchansky, Fernando Perrone, Yoshiaki Nakano e Claudia Maria Sarti (Secretary of the Board of Directors Meeting).

6. Agenda: 6.1 - Dividends – The Board of Directors approved, for unanimity of the attendees, according to the Article 31, of the Company’s Bylaws, and according to Article 204 and first and second paragraphs of Law # 6,404/76, the payment of dividends to shareholders referring to revenue reserves – investments, as anticipation of the minimum mandatory, in the amount of R$333,000,000.00, corresponding to the payment of R$1.293638 per free float share excluding 14,654,500 voting shares held in treasury on this date, not subject to withholding income tax – IRRF, according to applicable legislation. The payment to shareholders domiciled in Brazil will be made starting on August 9, 2006. Considering that these dividends are part of the anticipation of the minimum mandatory dividend, this issue should be ratified in the next General Shareholders’ Meeting, and should, consequently, be included in the proposal of destination of income of 2006 fiscal year. I hereby certify that the deliberations described in this document are accurately equivalent to the original minute filed in the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Board of Directors’ Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.